7/7

05009459

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CML Microsystems PLC

*CURRENT ADDRESS

PROCESSED
JUL 0 6 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3176 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/6/05

Microsystems Plc

REPORT AND ACCOUNTS

2005

Contents

The Year
AT A GLANCE

	2005 £'000	2004 £'000
Turnover	23,459	16,322
Operating profit before amortisation of goodwill	2,102	187
Shareholders' Funds	15,507	16,692
Earnings/(loss) per Share	2.66p	(5.28)p
Dividend per Share	10.5p	10.5p

Summary
OF OPERATIONS

CML Microsystems Plc was founded in 1968. In February 1984 its shares were admitted to the Unlisted Securities Market and in July 1996 its shares were admitted to the Official List of the London Stock Exchange.

The Group currently consists of eight trading subsidiaries: CML Microcircuits (UK) Limited, CML Microcircuits (USA) Inc., CML Microcircuits (Singapore) Pte Ltd, Applied Technology (UK) Ltd., Hyperstone AG, Hyperstone Asia Pacific Ltd and Hyperstone Inc. who form the semiconductor division which designs, manufactures and sells monolithic and other miniature electronic devices used in communication systems and Radio Data Technology Limited who designs and produces data-communication equipment.

The Group's trading operations are located at Maldon, Witham and Shepton Mallet in the UK, Konstanz in Germany, Winston-Salem, North Carolina in the USA, Singapore, Taipei in Taiwan and Shanghai in China.

1 Turnover



£21,719,181
£16,246,990
£12,387,140
£16,321,691
£23,458,744
2001
2002
2003
2004
2005

2 Profit/(Loss) before Tax and Exceptional Items



£5,324,383
£2,100,977
(£322,461)
£191,502
£1,984,223
2001
2002
2003
2004
2005

Five Year SUMMARY

3 Basic Earnings/(Loss) per Share


26.28p
12.51p
0.53p
(5.28)p
2.66p
2001
2002
2003
2004
2005

4 Shareholders' Net Assets per Share


139.50p
141.31p
132.97p
112.77p
104.42p
2001
2002
2003
2004
2005

George William Gurry
Aged 73, is Group Executive Chairman. He is a founder of the Company.

Nigel Graham Clark
Aged 51, joined the Group in August 1980. He was appointed Company Secretary in December 1983 and Group Financial Director in December 1985.

George James Bates
Aged 58, joined the Group in November 1971. He was appointed Group Director of Engineering in May 1994.

Christopher Arthur Gurry
Aged 41, joined the Group in 1994. He was appointed to the board in April 2000 as Business Development Director.

Ronald Jacob Shashoua
Aged 71, joined the Group as a Non-Executive Director in June 1996. Formerly of Casson Beckman, Chartered Accountants, Mr Shashoua was a corporate finance specialist partner and also held a number of management positions within the partnership, including Chief Executive.

Directors AND ADVISORS

Registered Office
Oval Park
Langford
Maldon
Essex CM9 6WG

Registrars and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Auditors
Baker Tilly
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST

Stockbrokers
Evolution Securities Ltd.
100 Wood Street
London EC2V 7AN

Solicitors
Kidd Rapinet
14 & 15 Craven Street
London WC2N 5AD

Womble Carlyle Sandridge & Rice
200 West Second Street
Winston-Salem
North Carolina
USA

Financial Public Relations
Binns & Co Public Relations Ltd.
9th Floor
City Point
1 Ropemaker Street
London EC2Y 9HT

Bankers
Barclays Bank Plc
9 High Street
Colchester
Essex CO1 1DD

I am pleased to report on a year that saw your Company achieve the further improvement in performance that had been anticipated. Turnover and operating profit both moved firmly ahead, despite pressures from the currency and marketplace issues mentioned at the interim stage and R&D expenditure in the second half that proved materially higher than originally planned. I am particularly pleased to report that Hyperstone's first full year contribution formed a healthy component in the Group's overall results.

Group turnover for the year ending 31 March 2005 rose by 43% to £23.46M (2004: £16.32M), with a large proportion of this gain marked by the progress achieved with increasing the sales volume and market presence for the Group's controller devices aimed towards Memory Card applications. A major European memory card producer is among customers contracted during the year.

Expected gains were also posted in sales of Group products into radio and wireless communication markets, but sales for products into traditional wireline telecom market areas were only slightly higher on a full year basis, resulting from a weaker second half performance following the strong gains reported for the opening half.

Gross margins returned by products targeted at communications markets may vary quite widely according to the target market application, but are on average higher than the gross margins typical in the case of the high volume memory card products that contributed materially to the sales increase reported.

Although a simplistic direct connection would not be entirely appropriate to the current Group results, the bias towards including higher volume but lower margin product strategies has bearing on the overall gross margin achieved, which shows a 5% reduction to 58% (2004: 63%).

Research and Development expenditure grew by 27% to £3.57M against £2.81M reported the year earlier, and reflects the strong investment by the Group in support of its product development strategies. Products announced during the second half or progressing towards imminent release include solutions for new market areas, as well as a range of new and uniquely flexible programmable platform devices. These latter products offer exceptional advantages in minimising both the cost and time to market of devices for both standard and custom market applications.

In addition to increased R&D investment during the year, the Group effected the transfer of the entire operations of Integrated Micro Systems from its location at Rochester, Kent to the Group's main UK operating centre at Maldon, Essex.

A £420k charge has been taken against the exceptional restructuring costs that are expected to arise during the current trading year as the result of that relocation.

Operating profit before amortisation of goodwill is increased to £2.1M (2004: £0.2M), reducing to £0.54M after amortisation is taken to account (2004: £0.98M loss). The goodwill in question is the goodwill charge arising through the acquisition of Hyperstone, which is being written off over a three-year period.

A nominally positive pre-tax outcome of £3k is reported (2004: £0.97M loss) which, with the benefit of a positive tax charge, translates to earnings of 2.66p per ordinary share (2004: 5.28p loss per ordinary share). Net cash reserves at the year-end were slightly increased at £4.07M (2004: £3.86M).

Your Directors are recommending payment of an unchanged annual dividend of 10.5p per ordinary share (2004: 10.5p per ordinary share) payable, if approved by the shareholders, on 5th August 2005 to shareholders registered on 8th July 2005.

On a geographic basis, sales into the Far East were increased by approximately 48% over the year earlier, with Taiwan and PRC sales recording particularly pleasing gains. European sales, although lower in total, were more than doubled when compared with the year earlier on the back of good progress in Germany, Spain and near-east territories.

Underlying device sales into the Americas posted an 18% rise, although the figures quoted under "geographical classification" in the full accounts do not support that increase. This results from the treatment of royalty income within the full accounts figures due to an arrangement inherited with the acquisition of Hyperstone. I have referred to this in an earlier Report, and its effect can be expected to diminish in future years.

In product terms, memory card controller sales led with highest growth rate and highest total revenue, while radio and wireless category devices were a close second in combined revenue, albeit posting a more modest 10% growth rate. Turnover from products aimed at Wireline telecom applications achieved only a 4% overall rise, with second half sales into Far East markets failing to match the first half strength as foreseen.

I am encouraged by the further progress your company has demonstrated during the year just ended, and with the positioning advantages in its marketplaces that the group is progressively beginning to achieve. I feel quite confident that the forward-looking strategies with which it has been particularly engaged will produce the expected success.

Although the present trading year is at an early stage, my expectations are that subject to unforeseen circumstances, your Company will continue to achieve firm progress in its markets this year and to secure the consequent benefits. I remain confident in the successful future of your Company.

I would like to close by joining with your Directors in thanking all of the Group's employees for their efforts and commitment towards the Company throughout the year, without which its continuing growth would not have been achieved.

G. W. Gurry

Chairman

The directors submit their Report and Group financial statements for the year ended 31st March 2005.

Statement of Directors' Responsibilities in respect of the Financial Statements

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the directors are required to:

a) select suitable accounting policies and apply them consistently;
b) make estimates and judgements which are reasonable and prudent;
c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Principal Activities

The Group designs, manufactures and markets a range of electronic products for use in communications industries.

Business Review and Future Developments

Business review details and an indication of likely future developments are contained in the Chairman's Statement on page 4.

Results

The results for the year are set out in the Group profit and loss account on page 14. The Group's pre-tax profit was £3,199 (2004 pre-tax losses - £979,266) and the profit attributable to ordinary shareholders was £395,127 (2004 loss - £774,840).

Dividends

The directors propose a dividend of £1,564,310 for the year (2004 - £1,554,143) payable on 5th August 2005. This is equivalent to 10.5p per 5p Ordinary share (2004 - 10.5p per 5p Ordinary share).

Research and Development

The Group actively reviews developments in its markets with a view to taking advantage of the opportunities available to maintain and improve its competitive position.

Directors and their Interests

The directors of the Company at 31st March 2005, all of whom have served throughout the year unless otherwise stated, together with their beneficial interests in the shares of the Company were:

	Ordinary Shares of 5p each	
	31st March 2005	31st March 2004
G.W. Gurry	4,389,262	4,382,182
N.G. Clark	115,526	109,135
G.J. Bates	44,409	44,409
C.A. Gurry	405,061	405,061
R.J. Shashoua	79,635	64,371

The above interests in the ordinary share capital of the Company are beneficial other than Mr G. W. Gurry's holding which includes 1,700,000 (2004 - 1,700,000) shares held by him as trustee in a non-beneficial capacity. Details of the directors' interests in options granted over ordinary shares are disclosed in the Directors' Remuneration Report. There have been no changes in the directors' interests in shares or share options between 1st April 2005 and 8th June 2005.
There are no contracts of significance in which the directors have an interest.

Substantial Shareholdings
Other than the directors' interests shown on page 6, the Company has been advised of the following substantial holdings as at 8th June 2005:

Liontrust Asset Management Plc	14.24%
M & G Investment Management Ltd.	5.81%
Eaglet Investment Trust Plc	4.44%
Universities Superannuation Scheme Ltd.	3.26%

Payment of Creditors
It is the Company's policy to negotiate payment terms with its suppliers in all sectors and to ensure that they know the terms on which payment will take place when the business is agreed. It is our policy to abide by these terms. The Company has no trade creditors outstanding at the end of the financial year and therefore the Company's practice in respect of the year with regard to its payment of creditors, as defined by the Companies Act 1985, has been zero days.

Annual General Meeting
The notice of the Annual General Meeting sets forth resolutions for the customary Ordinary Business and also Special Business comprising two Ordinary Resolutions and one Special Resolution relating to the following matters:

Ordinary Resolutions
1. To renew the authority to the Company to make market purchases of its own shares.
2. To authorise the Directors to allot relevant securities pursuant to Section 80 of the Companies Act 1985 for a period of 5 years up to an aggregate nominal amount of £1,200,000.

Special Resolution

Subject to passing Special Business Ordinary Resolution 2 above, to disapply the pre-emption provisions of Section 89(1) of the Companies Act 1985 for a maximum of 15 months up to an aggregate nominal amount of £35,750.

Disabled Employees
The Company makes every reasonable effort to ensure that disabled employees receive equal opportunities and are not discriminated against on the grounds of their disability.

Employee Involvement
The Company encourages employees to participate directly in the success of the business through a free flow of information and ideas.

International Financial Reporting Standards ("IFRS")
The Group is adopting IFRS with effect from 1st April 2005. Therefore the Group will issue its interim results for the period ended 30th September 2005 in accordance with IFRS. Comparative figures will be restated accordingly. The key areas which will affect the financial statements and accounting policies are goodwill, share-based payments, employee benefits, dividends and accounting for research and development costs.

Auditors
A resolution to re-appoint Baker Tilly, Chartered Accountants, auditors of the Company, will be put to the members at the Annual General Meeting.

By order of the Board
N.G. Clark
Secretary; 20th June 2005

REMUNERATION REPORT

Introduction

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31st December 2002. As required by the Remuneration Report Regulations, a resolution to approve the Directors' Remuneration Report will be proposed at the forthcoming Annual General Meeting of the Company at which the financial statements will be approved. The vote will have advisory status, will be in respect of the remuneration policy and overall remuneration packages and will not be specific to individual levels of remuneration.

Remuneration Committee

The Board has established a Remuneration Committee comprising G. W. Gurry and N. G. Clark.

Executive Remuneration Policy

The Group aims to ensure that the executive remuneration arrangements are in line with the Group's overall practice on pay and benefits and having regard to the size and nature of the business, are competitive and designed to attract, retain and motivate executive directors of high calibre.

Basic Annual Salary

The basic salary of each director is determined by taking into account the director's experience, responsibility, value to the organisation and mutual value. In deciding appropriate levels, the Committee takes account of information from various sources, both internal and external, to ensure that the level of basic salary is appropriate.

Annual Bonus

The Committee establishes the objectives for each financial year where a cash bonus might be paid. The Committee believes that any incentive should be tied to the overall profitability and progress of the Group. No bonus payments were made during the year.

Long Term Incentive Plans

The Company has no long term incentive plans for executive directors.

Benefits in Kind

The executive directors receive certain benefits in kind, principally a car and private medical insurance.

Pension Arrangements

All executive directors except G. W. Gurry are members of the Company's defined benefit pension scheme. The Company's contribution to the scheme is 12.1% of salary for all members. Life insurance cover and widows death in service cover is provided under the scheme. No Company contributions were made towards the money purchase pension scheme during the year.

Share Options

No separate share option scheme exists purely for executive directors and they therefore only participate in share option plans that are eligible to all employees. The Committee believes that share option schemes for all employees maximise shareholder value over time and therefore no specific performance conditions attach to the number of options granted to executive directors on an individual basis.

Remuneration (audited)

Individual directors' remuneration was as follows:

	2005				2004			
	Salary	Benefits in kind	Total	Pension contributions	Salary	Benefits in kind	Total	Pension contributions
	£	£	£	£	£	£	£	£
G. W. Gurry	127,000	19,397	146,397	-	132,000	19,284	151,284	-
N. G. Clark	230,000	27,928	257,928	25,536	227,998	45,968	273,966	25,760
G. J. Bates	154,323	21,435	175,758	17,360	155,000	28,601	183,601	17,360
C. A. Gurry	153,195	13,399	166,594	17,360	155,000	21,734	176,734	15,120
R. J. Shashoua	16,000	-	16,000	-	25,600	-	25,600	-
	680,518	82,159	762,677	60,256	695,598	115,587	811,185	58,240

Share Options (audited)
The following directors had interests in options to subscribe for ordinary shares as follows:

	Number of options at 1st April 2004	Exercised during year	Granted during the year	Number of options at 31st March 2005	Exercise price	Market price at date of exercise	Exercise date
G. W. Gurry	-	-	-	-	-	-	-
N. G. Clark	4,750	-	-	4,750	£2.92½	-	14th June 2003 to 13th May 2007
	15,000	-	-	15,000	£3.35	-	18th March 2007 to 17th March 2011
G. J. Bates	4,750	-	-	4,750	£2.92½	-	14th June 2003 to 13th May 2007
	15,000	-	-	15,000	£3.35	-	18th March 2007 to 17th March 2011
C. A. Gurry	4,750	-	-	4,750	£2.92½	-	14th June 2003 to 13th May 2007
	15,000	-	-	15,000	£3.35	-	18th March 2007 to 17th March 2011
R. J. Shashoua	-	-	-	-	-	-	-
	59,250	-	-	59,250			

Options are granted at an exercise price not less than the market price on the last dealing day prior to the date of grant and, under normal circumstances, remain exercisable between the third and seventh anniversaries of the date of grant. The share option schemes cover all Group employees, not just the directors. Further details are provided in note 20 to the financial statements.
The market price of the Company's shares on 31st March 2005 was 366.5p (2004 - 325p) and the range for the year was 330p to 415p.

Pensions (audited)
The Group operates several pension schemes throughout the United Kingdom and overseas in which some of the directors are included. Full details of these schemes are given in note 10 to the financial statements.
The number of directors who were members of pension schemes operated by the Company was:

	2005 No.	2004 No.
Money Purchase Scheme	4	4
Defined Benefit Scheme	3	3

The following directors were members of the defined benefit scheme operated by the Company during the year. Pension entitlements and corresponding transfer values increased as follows during the year:

	Total accrued pension at 31st March 2005 £	Increase in accrued pension £	Transfer value of net increase in accrual over period £	Transfer value of accrued pension at 31st March 2004 £	Transfer value of accrued pension at 31st March 2005 £	Total change in transfer value during period £
N. G. Clark	90,833	2,986	142,777	681,810	833,787	151,977
G. J. Bates	69,534	2,583	174,675	742,070	922,945	180,875
C. A. Gurry	16,999	3,799	14,432	86,591	104,983	18,392

Non-Executive Directors
The fees payable to non-executive directors are designed to recognise the responsibility and reward the expertise and ability of the individual.

Directors' Service Contracts
No director has a service contract with the Company nor are they appointed for a specific term of office. Directors are subject to reappointment at the first Annual General Meeting after their appointment and thereafter, apart from the Managing Director, one third of the remaining directors shall retire by rotation at the Annual General Meeting.

Company's Performance

The graph below shows the total shareholder return on a holding of shares in the Company as against the average total shareholder return of the companies comprising the FTSE All Share Index for the last five years. The FTSE All Share Index was selected because it was the only index with data available for five years which in the opinion of the Board is most appropriate for the Company for the purpose of a benchmark.


400
300
200
100
0
-100
% Gain/Loss
CML
All Share Index
Mar 2000
Jun 2000
Sep 2000
Dec 2000
Mar 2001
Jun 2001
Sep 2001
Dec 2001
Mar 2002
Jun 2002
Sep 2002
Dec 2002
Mar 2003
Jun 2003
Sep 2003
Dec 2003
Mar 2004
Jun 2004
Sep 2004
Dec 2004
Mar 2005

On behalf of the Board of Directors
N. G. Clark
Director and Company Secretary
20th June 2005

Statement of the application of principles in the 2003 combined code ("The Code")
The Board recognises its responsibilities and the principles of good corporate governance and where appropriate it has sought to comply with "The Code" throughout the Group whilst having due regard to the fact that the company is classed as a "smaller company". The Board confirms that it has complied with the provisions of "The Code", save as specified below.

Directors
The Group is led and controlled by an effective Board which currently comprises four executive directors and one independent non-executive director. Details of the directors can be found on page 3. Since the Board has only one independent non-executive director, formation of committees and procedures to fully comply with "The Code" has not been possible but matters which otherwise might have been delegated to sub-committees are instead considered by the whole Board.

The Group does not comply with Code Provision A.1.1 in that the Board does not have a formal schedule of matters specifically reserved for its decision due to the fact that the size of the Group and the close involvement by all the executive directors in all aspects of the business means this is not considered appropriate. The Group does not comply with Code Provision A.1.2 in that it has not set out the number of meetings of the Board and Remuneration Committee and the individual attendance by directors at such meetings due to the fact that the executive directors of the Board meet almost daily throughout the year on an informal basis and regularly on a formal basis. The non-executive director attends when appropriate both the formal and informal meetings.

G. W. Gurry performs the role of both Chairman and Chief Executive and so the Group does not comply with Code Provision A.2.1 in that the same individual exercises the roles of Chairman and Chief Executive. The Board feels that due to the close involvement in all operational matters of the other executive directors, it ensures that there is an appropriate balance of power and authority.

The Group does not comply with Code Provision A.3.2 in that the Board does not have at least two independent non-executive directors but believes that one non-executive director is currently appropriate bearing in mind the current size, nature and culture of the Group.

The Group does not comply with Code Provision A.4.1 in that it does not have a nomination committee, which leads the process for Board appointments. The whole Board led by the Chief Executive considers any appointment. No appointments to the Board have been made during the year.

The Group does not think it necessary to comply with Code Provision A.5.2, which requires a formal agreed procedure for the directors to take independent professional advice at the company's expense since all Board members have full access to the Group's advisors, and the Group's culture is to openly discuss any important issues.

The Group does not comply with Code Provision A.6.1 in that it does not consider it relevant to state in the annual report how performance evaluation of the Board, its committees and the individual directors has been conducted. The board as a whole monitors its performance by reference to the performance of the business against targets, expectations and its longer-term strategies.

The Group does not comply with Code Provision A.7.1 in that not all directors are subject to re-election every three years. It is considered adequate that one third of the Board on a rotating basis except for G. W. Gurry submit themselves for re-election at the Annual General Meeting each year.

Remuneration
The Remuneration Committee consists of the Chairman and Financial Director who are responsible for considering and approving terms of service, remuneration, bonuses, share options and other benefits of all directors. The Group does not comply with Code Provision B.1.1 in that there is no performance element in the remuneration of the directors or comply with Code Provision B.2.1 in that there are no non-executive directors on the remuneration committee but consider that this does not affect the committee's ability having regard to the size and nature of the business and the importance of retaining and motivating management.

Accountability and Audit
It is required by "The Code" that the Board, at least annually, conduct a review of the Group's systems of internal controls and should report to the shareholders that they have done so. The Board recognises that the Group operates in highly competitive markets that can be affected by factors and events outside its control. Accordingly, a review of the material controls, including financial, operational and compliance controls and risk management systems was undertaken during the year by the internal audit function. The Board, as a whole, reviews the results of the work carried out by the internal audit function. This review is not entirely in line with the guidance published by the Turnbull Committee and so the Group does not fully comply with Code Provisions C.2.1.

The Group does not comply with Code Provision C.3 in that it does not have an audit committee. The Board believes that it presents a balanced and understandable assessment of the Group's position and prospects but due to the current size of the Group and the Board feels that an audit committee is inappropriate. The Financial Director is responsible for the appointment of the external auditors; reviewing the scope and results of the audit; its cost effectiveness; the independence and objectivity of the auditors and the supply of non-audit services. Additionally, the independent non-executive director carries out an independent review with the auditors.

Arrangements for staff to raise concerns about possible improprieties in matters of financial reporting or other matters has been considered. However, the business has a culture of high integrity, open communication and direct access to senior management from all levels which provides an informal route for the notification of such issues. Therefore a formal procedure is not considered necessary.

Relations with Shareholders
The Finance Director and Business Development Director are the Group's principal spokesmen with investors, fund managers, the press and other interested parties. They hold briefings with Institutional Fund managers and analysts primarily following the announcement of Interim and Preliminary results. The Board also welcomes all shareholders at the Annual General Meeting where they are able to question the full Board and meet with them afterwards. Details of all briefings and meetings are communicated to the full Board.

Going Concern
The Directors have reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

By order of the Board
N.G. Clark
Secretary; 20th June 2005

Report
OF THE INDEPENDENT AUDITORS

To the members of CML Microsystems Plc
We have audited the financial statements on pages 14 to 31. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report under the headings directors' emoluments, share options, directors' pensions and directors' interests ("the auditable part").

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements, and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises only the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement, Five Year Summary, Shareholder Information and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the auditable part of the Directors' Remuneration Report.

Opinion
In our opinion:
the financial statements give a true and fair view of the state of affairs of the company and the group at 31st March 2005 and of the group loss for the year then ended; and
the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985.

BAKER TILLY
Registered Auditor
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST

Group

PROFIT AND LOSS ACCOUNT

for the year ended 31st March 2005

	Notes	2005	2005	2004	2004
		£	£	£	£
Turnover	2		23,458,744		16,321,691
Cost of sales	3		(9,685,131)		(5,998,681)
Gross Profit			13,773,613		10,323,010
Amortisation of goodwill	12		(1,561,024)		(1,170,768)
Other distribution costs and administrative expenses	3		(12,255,207)		(10,389,572)
Other operating income	3		583,102		253,583
Operating profit before amortisation of goodwill		2,101,508		187,021	
Amortisation of goodwill		(1,561,024)		(1,170,768)	
Operating Profit/(Loss)			540,484		(983,747)
Exceptional restructuring costs	11		(420,000)		-
			120,484		(983,747)
Interest receivable	6		118,210		125,677
Interest payable	6		(235,495)		(121,196)
Profit/(Loss) on Ordinary Activities before Taxation			3,199		(979,266)
Tax on loss on ordinary activities	7		415,974		208,595
Profit/(Loss) on Ordinary Activities after Taxation					
Parent company		(75,958)		143,779	
Subsidiary undertakings		495,131		(914,450)	
			419,173		(770,671)
Minority interests			(24,046)		(4,169)
Profit/(Loss) for the Financial Year			395,127		(774,840)
Proposed dividend	8		(1,564,310)		(1,554,143)
Retained Loss for the Year	21		(1,169,183)		(2,328,983)
Earnings/(Loss) per Share					
Basic	9		2.66p		(5.28)p
Diluted	9		2.64p		(5.28)p
Statement of Total Recognised Gains and Losses					
Profit/(Loss) for the financial year			395,127		(774,840)
Currency translation differences on foreign currency net investments			(62,765)		(1,017,390)
Total gains and losses recognised since last Report and Accounts			332,362		(1,792,230)

Turnover and operating profit/(loss) in the current year and prior year all derive from continuing operations.

Group BALANCE SHEET
at 31st March 2005

	Notes	2005 £	2005 £	2004 £	2004 £
Fixed Assets					
Intangible assets	12		1,951,281		3,512,305
Tangible assets	12		10,345,139		9,671,475
			12,296,420		13,183,780
Current Assets					
Stocks	14	1,723,106		1,784,261	
Debtors	15	4,093,607		3,387,498	
Investments	16	5,388,449		6,933,510	
Cash at bank and in hand		3,060,263		1,479,599	
		14,265,425		13,584,868	
Creditors: Amounts falling due within one year	17	(10,298,782)		(9,484,710)	
Net Current Assets			3,966,643		4,100,158
Total Assets less Current Liabilities			16,263,063		17,283,938
Provisions for liabilities and charges	19		(724,920)		(584,574)
Net Assets			15,538,143		16,699,364
Capital and Reserves					
Called up share capital	20		744,048		740,068
Convertible warrants	21		120,230		240,433
Share premium account	21		3,752,510		3,589,606
Capital redemption reserve	21		254,730		254,730
Revaluation reserve	21		985,604		985,604
Profit and loss account	21		9,649,761		10,881,709
Shareholders' Funds	21		15,506,883		16,692,150
Minority interests			31,260		7,214
			15,538,143		16,699,364

Approved by the Board on 20th June 2005 and signed on its behalf by

G. W. Gurry

N. G. Clark

Directors

Group CASH FLOW STATEMENT
for the year ended 31st March 2005

	Notes	2005 £	2005 £	2004 £	2004 £
Net cash inflow/(outflow) from operating activities	25		3,008,733		(595,649)
Returns on investments and servicing of finance					
Interest received		118,210		125,677	
Interest paid		(235,495)		(121,196)	
			(117,285)		4,481
Taxation					
UK corporation tax refunded		295,560		567,890	
Overseas tax paid		(153,927)		(239,234)	
			141,633		328,656
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		(1,350,707)		(171,166)	
Proceeds from sale of tangible fixed assets		99,109		4,776	
			(1,251,598)		(166,390)
Acquisitions					
Purchase of subsidiary undertaking	25	-		(3,415,495)	
Cash acquired with subsidiary undertaking	25	-		187,605	
			-		(3,227,890)
Equity dividends paid			(1,555,952)		(1,535,161)
Net cash inflow/(outflow) before financing			225,531		(5,191,953)
Financing					
Issue of ordinary share capital		46,681		357,737	
New bank loan		-		4,377,499	
			46,681		4,735,236
Net increase/(decrease) in cash	25		272,212		(456,717)

Company BALANCE SHEET
at 31st March 2005

	Notes	2005 £	2005 £	2004 £	2004 £
Fixed Assets					
Investments	13		6,418,460		7,140,890
Tangible assets	12		8,259,145		8,330,860
			14,677,605		15,471,750
Current Assets					
Debtors	15	-		4,763	
Investments	16	2,116,850		2,992,709	
Cash at bank and in hand		191,110		151,231	
		2,307,960		3,148,703	
Creditors: Amounts falling due within one year	17	(6,204,778)		(6,245,379)	
Net Current Liabilities			(3,896,818)		(3,096,676)
Total Assets less Current Liabilities			10,780,787		12,375,074
Provisions for liabilities and charges	19		(720,228)		(720,928)
Net Assets			10,060,559		11,654,146
Capital and Reserves					
Called up share capital	20		744,048		740,068
Convertible warrants	21		120,230		240,433
Share premium account	21		3,752,510		3,589,606
Capital redemption reserve	21		254,730		254,730
Merger reserve	21		315,800		315,800
Revaluation reserve	21		985,604		985,604
Profit and loss account	21		3,887,637		5,527,905
Shareholders' Funds	21		10,060,559		11,654,146

Approved by the Board on 20th June 2005 and signed on its behalf by

G. W. Gurry

N. G. Clark

Directors

Notes TO THE FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards.

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

a Basis of accounting

The financial statements have been prepared under the historical cost convention with the exception of investment properties which are carried at valuation.

b Turnover

Turnover represents the total amount receivable by the Group for sale of its products to third parties, excluding Value Added Tax.

c Basis of consolidation

These financial statements incorporate the financial statements of the Company and its subsidiary undertakings using the acquisition method of accounting. The results of acquired subsidiary undertakings are included from the date of acquisition. No profit and loss account is presented for CML Microsystems Plc as provided by Section 230(3) of the Companies Act 1985.

d Goodwill

Purchased goodwill is capitalised, classified as an asset and amortised over its useful economic life. Prior to the introduction of FRS 10, "Goodwill and Intangible Assets", the Group's policy for goodwill arising on acquisition of a subsidiary undertaking was to write it off directly against reserves.

e Tangible Fixed Assets

All tangible fixed assets, other than investment properties, are stated at historical cost.

Depreciation is provided on all tangible fixed assets other than freehold land and investment properties at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:

Freehold and long leasehold premises		-2% straight line
Short leasehold premises		-period of the lease
Plant and equipment:	Fixtures and fittings	-20% reducing balance
	Other equipment	-20% & 25% straight line
Motor vehicles		-25% straight line

Investment properties are revalued annually by the directors and every third year by independent Chartered Surveyors on an existing use, open market basis. No depreciation is provided on freehold investment properties or on leasehold investment properties where the unexpired lease term exceeds 20 years.

Investment properties are accounted for in accordance with SSAP 19, "Accounting for Investment Properties", which provides that these should not be subject to periodic depreciation charges, but should be shown at open market value. This is contrary to the Companies Act 1985 which states that, subject to any provision for depreciation or diminution in value, fixed assets are normally to be stated at purchase price .

The treatment of investment properties under the Companies Act does not give a true and fair view as these assets are not held for consumption in the business but as investments, the disposal of which would not materially affect any trading operations of the enterprise. In such a case it is the current value of these investments, and changes in that current value, which are of prime importance. Consequently, for proper appreciation of the financial position, the accounting treatment required by SSAP 19 is considered appropriate for investment properties.

Details of the current value and historical cost information for investment properties are given in note 12.

f Stocks

Stocks are valued on a first in, first out basis and are stated at the lower of cost and net realisable value. In respect of work in progress and finished goods, cost comprises direct materials, direct labour and a proportion of overhead expenses appropriate to the business.

g Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occured at the balance sheet date. Timing differences are differences between the group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recoverable against suitable taxable profits in the future.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date

Company BALANCE SHEET
at 31st March 2005

	Notes	2005 £	2005 £	2004 £	2004 £
Fixed Assets					
Investments	13		6,418,460		7,140,890
Tangible assets	12		8,259,145		8,330,860
			14,677,605		15,471,750
Current Assets					
Debtors	15	-		4,763	
Investments	16	2,116,850		2,992,709	
Cash at bank and in hand		191,110		151,231	
		2,307,960		3,148,703	
Creditors: Amounts falling due within one year	17	(6,204,778)		(6,245,379)	
Net Current Liabilities			(3,896,818)		(3,096,676)
Total Assets less Current Liabilities			10,780,787		12,375,074
Provisions for liabilities and charges	19		(720,228)		(720,928)
Net Assets			10,060,559		11,654,146
Capital and Reserves					
Called up share capital	20		744,048		740,068
Convertible warrants	21		120,230		240,433
Share premium account	21		3,752,510		3,589,606
Capital redemption reserve	21		254,730		254,730
Merger reserve	21		315,800		315,800
Revaluation reserve	21		985,604		985,604
Profit and loss account	21		3,887,637		5,527,905
Shareholders' Funds	21		10,060,559		11,654,146

Approved by the Board on 20th June 2005 and signed on its behalf by

G. W. Gurry

N. G. Clark

Directors

1 ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards.

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

a Basis of accounting

The financial statements have been prepared under the historical cost convention with the exception of investment properties which are carried at valuation.

b Turnover

Turnover represents the total amount receivable by the Group for sale of its products to third parties, excluding Value Added Tax.

c Basis of consolidation

These financial statements incorporate the financial statements of the Company and its subsidiary undertakings using the acquisition method of accounting. The results of acquired subsidiary undertakings are included from the date of acquisition. No profit and loss account is presented for CML Microsystems Plc as provided by Section 230(3) of the Companies Act 1985.

d Goodwill

Purchased goodwill is capitalised, classified as an asset and amortised over its useful economic life. Prior to the introduction of FRS 10, "Goodwill and Intangible Assets", the Group's policy for goodwill arising on acquisition of a subsidiary undertaking was to write it off directly against reserves.

e Tangible Fixed Assets

All tangible fixed assets, other than investment properties, are stated at historical cost.

Depreciation is provided on all tangible fixed assets other than freehold land and investment properties at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:

Freehold and long leasehold premises		-2% straight line
Short leasehold premises		-period of the lease
Plant and equipment:	Fixtures and fittings	-20% reducing balance
	Other equipment	-20% & 25% straight line
Motor vehicles		-25% straight line

Investment properties are revalued annually by the directors and every third year by independent Chartered Surveyors on an existing use, open market basis. No depreciation is provided on freehold investment properties or on leasehold investment properties where the unexpired lease term exceeds 20 years.

Investment properties are accounted for in accordance with SSAP 19, "Accounting for Investment Properties", which provides that these should not be subject to periodic depreciation charges, but should be shown at open market value. This is contrary to the Companies Act 1985 which states that, subject to any provision for depreciation or diminution in value, fixed assets are normally to be stated at purchase price .

The treatment of investment properties under the Companies Act does not give a true and fair view as these assets are not held for consumption in the business but as investments, the disposal of which would not materially affect any trading operations of the enterprise. In such a case it is the current value of these investments, and changes in that current value, which are of prime importance. Consequently, for proper appreciation of the financial position, the accounting treatment required by SSAP 19 is considered appropriate for investment properties.

Details of the current value and historical cost information for investment properties are given in note 12.

f Stocks

Stocks are valued on a first in, first out basis and are stated at the lower of cost and net realisable value. In respect of work in progress and finished goods, cost comprises direct materials, direct labour and a proportion of overhead expenses appropriate to the business.

g Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occured at the balance sheet date. Timing differences are differences between the group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.
Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recoverable against suitable taxable profits in the future.
Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

h Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rates ruling at the date of the transactions. All differences are taken to the profit and loss account.

The financial statements of the overseas subsidiaries are translated into sterling at the rate of exchange ruling at the balance sheet date. Translation differences are dealt with through reserves.

i Research and development

Research and development expenditure is charged to the profit and loss account when it is incurred.

j Investments

Fixed asset investments are stated at cost less any provision for diminution in value. Investments held as current assets are stated at the lower of cost and net realisable value.

k Pensions

Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

The expected cost of pensions in respect of the Group's defined benefit pension scheme is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the scheme. Variations from the regular cost are spread over the remaining service lives of current employees in the scheme.

l Operating leases

Rental payments under operating leases are charged to the profit and loss account on a straight line basis.

m EU grants

EU grants receivable to assist the Group with costs in respect of development work are credited to the profit and loss account so as to match them with the expenditure to which they relate.

2 TURNOVER

The turnover for the year derives from the same class of business as noted in the report of the directors.

	2005 £	2004 £
Geographical classification of turnover (by destination):		
United Kingdom	1,318,651	1,329,103
Rest of Europe	7,444,589	3,219,274
Far East	10,380,097	7,009,670
Americas	2,305,067	3,127,360
Others	2,010,340	1,636,284
	23,458,744	16,321,691

Further segmental information has not been given since, in the opinion of the directors, this might be seriously prejudicial to the commercial interests of the Group.

3 OPERATING PROFIT/(LOSS)

Operating profit/(loss) is stated after charging or crediting:	2005 £	2005 £	2004 £	2004 £
Cost of sales				
Depreciation		115,573		103,776
Distribution costs		2,391,438		2,193,274
Administrative expenses:				
Depreciation	549,122		470,858	
Auditors' remuneration	121,561		90,139	
Auditors' non audit fees	53,390		37,125	
Rentals under operating leases:				
Land and buildings	243,549		161,630	
Other operating leases	109,645		112,255	
Research and development	3,577,711		2,816,512	
Other expenses	5,208,791		4,507,779	
		9,863,769		8,196,298
		12,255,207		10,389,572

	2005 £	2004 £
3 OPERATING PROFIT/(LOSS) (continued)		
Other operating income:		
Rental income	258,176	252,778
Profit on sale of tangible fixed assets	81,139	-
EU grants	214,641	-
Other income	29,146	805
	583,102	253,583
Auditors' remuneration:		
Principal auditors	87,696	64,000
Other auditors	33,865	26,139
	121,561	90,139
Auditors' non audit fees:		
Pension scheme audits	8,000	2,000
Corporation tax compliance	43,390	30,500
Share options scheme advice	-	3,125
Company secretarial services	2,000	1,500
	53,390	37,125

4 EMPLOYEES

Staff costs, including directors, during the year amounted to:		
Wages and salaries	7,204,674	7,002,923
Social security costs	661,444	653,715
Other pension and health care costs	855,921	837,624
	8,722,039	8,494,262
The average number of employees, including directors, during the year was:		
	No.	No.
Administration	44	43
Engineering	78	71
Manufacturing	65	71
Selling	35	34
	222	219

5 DIRECTORS' EMOLUMENTS

Directors' emoluments	£	£
Remuneration (including fees)	762,677	811,185
Gains on the exercise of share options	-	65,596
Pension contributions - defined benefit scheme	60,256	58,240
	822,933	935,021
Emoluments in respect of the highest paid director amounted to:		
Remuneration	257,928	273,966
Gains on the exercise of share options	-	33,344
Pension contributions - defined benefit scheme	25,536	25,760
	283,464	333,070

Further details on directors' emoluments can be found in the Directors' Remuneration Report.

	2005	2004
	£	£
6 INTEREST RECEIVABLE AND PAYABLE		
Interest on repayment of tax	-	21,191
Bank interest receivable	118,210	104,486
	118,210	125,677
Bank interest payable	235,495	121,196
7 TAX ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES		
(a) Analysis of tax credit in period		
Current tax		
UK corporation tax on results of the period	(311,840)	(373,786)
Adjustment in respect of previous periods	(27,846)	-
	(339,686)	(373,786)
Foreign tax on results of the period	203,366	153,996
Total current tax (note 7(b))	(136,320)	(219,790)
Deferred tax		
Origination and reversal of timing differences	(279,654)	11,195
Tax credit on loss on ordinary activities	(415,974)	(208,595)

(b) Factors affecting tax credit for period

Tax assessed for the period is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005	2004
Profit/(Loss) on ordinary activities before tax	3,199	(979,266)
Profit/(Loss) on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2004: 30%)	960	(293,780)
Effects of:		
Expenses not deductible for tax purposes	414,346	137,153
Capital allowances more than depreciation	(133,866)	(38,438)
Research and development tax credits	(88,998)	8,604
Other timing differences	(1,500)	(2,100)
Trading losses to carry forward	28,628	26,942
Higher tax rates on earnings in the USA	28,256	9,634
Lower tax rates on earnings in Singapore	(41,048)	(44,326)
Tax losses utilised	(314,610)	(23,479)
Benefit of small companies starting rate	(642)	-
Adjustments to tax charge in respect of previous periods	(27,846)	-
Current tax credit for period (note 7(a))	(136,320)	(219,790)

The Group's effective tax charge has benefited this year by the one-off utilisation of trading losses brought forward from previous years of approximately £1,050,000. A deferred tax asset had not previously been recognised in respect of these losses due to the uncertainty surrounding the timing of any future profits.

The UK corporation tax credit arising on the results for the year relates to the claiming of research and development tax credits.

The group has trading losses of approximately £1.3 million (2004 - £265,000) which are available to carry forward and offset future profits of the same trade. A deferred tax asset of £457,487 (2004 - £79,511) has been recognised in respect of these losses including a one-off asset of £345,000 in respect of trading losses brought forward from earlier years which had not previously been recognised due to the uncertainty surrounding the timing of any future profits.

(c) Factors that may affect future tax charges

No provision has been made for deferred tax on gains recognised on revaluing investment properties to their market value. Such tax would become payable only if the properties were sold without it being possible to claim rollover relief. The total amount unprovided for is £295,000. At present, it is not envisaged that any tax will become payable in the foreseeable future.

8 PROPOSED DIVIDEND

	2005 £	2004 £
10.5p per Ordinary share of 5p (2004 - 10.5p per Ordinary share of 5p)	1,564,310	1,554,143

9 EARNINGS/(LOSS) PER ORDINARY SHARE

The calculation of basic and diluted earnings/(loss) per share is based on the profit/(loss) attributable to ordinary shareholders, divided by the weighted average number of shares in issue during the year.

	Profit 2005 £	Weighted average number of shares 2005	Earnings per share 2005 p	Loss 2004 £	Weighted average number of shares 2004	Loss per share 2004 p
Basic earnings per share	395,127	14,829,848	2.66	(774,840)	14,672,977	(5.28)
Diluted earnings per share						
Basic earnings per share	395,127	14,829,848	2.66	(774,840)	14,672,977	(5.28)
Dilutive effect of share options	-	113,702	(0.02)	-	-	-
Diluted earnings per share	395,127	14,943,550	2.64	(774,840)	14,672,977	(5.28)

10 PENSIONS

The Group has continued to account for pensions in accordance with SSAP 24. The disclosures given below are those required by that standard. FRS 17 Retirement Benefits was issued in November 2000 but will not be fully mandatory for the Group and the Company until the year ended 31st March 2006. Prior to this, phased transitional disclosures are required. The required disclosures are shown below.

The Group operates several pension schemes in the UK and the US. The majority of the Group's employees in the UK are members of a defined benefit scheme and the majority of the Group's employees in the US are in a 401(k) trustee profit sharing plan. All schemes are administrated by Trustees and are independent of the Group's finances.

The latest triennial actuarial valuation of the defined benefit scheme in the UK at 1st April 2002, using the projected unit method, disclosed assets with a market value of £7,515,000, equivalent to 92% of the accrued liabilities, after allowing for expected future increases in earnings. The main actuarial assumptions used were: Investment return 6.75% p.a. pre-retirement, 5.75% post retirement; General growth in salaries 4.25% p.a.; Pensions accrued prior to 6th April 1997 will increase in payment at 3.0% p.a. compound; Limited price indexation 3.0% p.a. with a minimum of 3.0%; Early leaver indexation 2.75% p.a. As at 1st April 2002 the Minimum Funding Requirement ("MFR") calculation showed a funding level of 124%.

The total contributions to the schemes over the year was:

Pension costs	2005 £	2004 £
UK defined benefit pension cost	503,443	548,370
UK defined contribution pension cost	79,204	89,521
US 401(k) profit sharing plan	103,142	108,493
	685,789	746,384

Pension disclosures under FRS 17

The Group operates a defined benefit scheme in the UK. The triennial actuarial valuation carried out as at 1st April 2002 has been updated to 31st March 2005 by a qualified independent actuary. The major assumptions used by the actuary were (in nominal terms):

	2005	2004	2003
Pensionable salary growth	3.00%	3.00%	3.00%
Pension escalation in payment (Limited Price Indexation with a minimum of 3%)	3.00%	3.00%	3.00%
Discount rate	5.50%	5.50%	5.50%
Inflation assumption	2.90%	2.75%	2.25%

10 PENSIONS (continued)

Additionally the actuary has made allowance for improved life expectancy of future pensioners within the FRS17 disclosures as at 31st March 2005 and this has led to a significant increase to the present value of the liabilities. In broad terms, the actuary has assumed that life expectancy will increase by 4 years for male members and 5 years for female members.

The scheme was closed to new members on 1st April 2002 and employees have the option of joining a defined contribution scheme. Under the projected unit method of valuation, the current service cost will increase as members approach retirement.

On full compliance with FRS17 on the basis of the above assumptions, the amounts which would have been charged to the profit and loss account and the statement of total recognised gains and losses for the year to 31st March 2005 and 31st March 2004 are as follows:

	2005	2004
Profit and loss account	£	£
Operating loss		
- current service cost	(524,000)	(433,000)
- total operating charge	(524,000)	(433,000)
Other finance income		
- expected return on pension scheme assets	636,000	487,000
- interest on pension scheme liabilities	(650,000)	(551,000)
- net return	(14,000)	(64,000)
Statement of total recognised gains and losses		
Actual return less expected return on pension scheme assets	(59,000)	918,000
Experience gains and losses arising on the scheme liabilities	(372,000)	450,000
Changes in assumptions underlying the present value of scheme liabilities	(62,000)	(1,251,000)
Net actuarial (loss)/gain recognised in statement of total recognised gains and losses	(493,000)	117,000

History of experience gains and losses:

	2005	2004	2003
Difference between expected and actual return on scheme assets:	(£59,000)	£918,000	(£2,000,000)
- as a percentage of scheme assets	(1%)	11%	(30%)
Experience gains and losses on scheme liabilities:	(£372,000)	£450,000	£70,000
- as a percentage of present value of scheme liabilities	(3%)	4%	1%
Total amount recognised in Statement of Total Recognised Gains and Losses:	(£493,000)	£117,000	(£2,977,000)
- as a percentage of present value of scheme liabilities	(4%)	1%	(30%)

The assets in the scheme and the expected rates of return were:

	2005 Value	Expected rate of return	2004 Value	Expected rate of return	2003 Value	Expected rate of return
	£	%	£	%	£	%
Equities	6,324,000	8.00	6,016,000	8.00	4,295,000	8.00
Bonds (including Gilts)	1,115,000	5.00	1,353,000	5.00	1,315,000	5.00
Property	1,174,000	7.00	626,000	7.00	685,000	7.00
Cash	1,103,000	4.75	509,000	4.00	280,000	4.00
Total market value of assets	9,716,000		8,504,000		6,575,000	
Present value of scheme liabilities	(13,220,000)		(11,597,000)		(9,795,000)	
Deficit in the scheme	(3,504,000)		(3,093,000)		(3,220,000)	
Related deferred tax asset	1,051,200		927,900		966,000	
Net pension liability	(2,452,800)		(2,165,100)		(2,254,000)	

10 PENSIONS (continued)

The analysis of the movement in the scheme deficit during the year calculated in accordance with FRS17 is as follows:

	2005 £	2004 £
Deficit at 1st April 2004	(3,093,000)	(3,220,000)
Movement in year:		
Current service cost	(524,000)	(433,000)
Contributions paid by employer	620,000	507,000
Other finance income	(14,000)	(64,000)
Actuarial (loss)/gain	(493,000)	117,000
Deficit at 31st March 2005	(3,504,000)	(3,093,000)

If the pension scheme deficit calculated as above in accordance with FRS17 had been recognised in the financial statements, the group's net assets and profit and loss account reserves would have been disclosed as follows:

	2005 £	2004 £
Net assets excluding pension deficit	15,538,143	16,699,364
Pension deficit (net of deferred tax)	(2,542,800)	(2,165,100)
Net assets including pension deficit	12,995,343	14,534,264
Profit and loss account reserves excluding pension deficit	9,649,761	10,881,709
Pension deficit (net of deferred tax)	(2,452,800)	(2,165,100)
Profit and loss account reserve including pension deficit	7,196,961	8,716,609

11 EXCEPTIONAL RESTRUCTURING COSTS

Exceptional restructuring costs represents anticipated costs of expenditure that are expected to be incurred during the next financial year in closing down the group's operations in Rochester, Kent and relocating the business to the purpose-built facility in Maldon, Essex.

12 FIXED ASSETS

Tangible Assets

	Investment Properties £	Freehold Land and Buildings £	Short Leasehold Buildings £	Plant and Equipment £	Motor Vehicles £	TOTAL £
Group						
Cost/Valuation						
At 1st April 2004	3,150,000	6,211,537	17,753	9,728,147	554,887	19,662,324
Additions	-	133,101	719	683,961	532,926	1,350,707
Disposals	-	-	-	(84,185)	(416,207)	(500,392)
Exchange difference	-	(18,455)	(54)	3,287	-	(15,222)
At 31st March 2005	3,150,000	6,326,183	18,418	10,331,210	671,606	20,497,417
Depreciation						
At 1st April 2004	-	701,036	17,753	8,765,281	506,779	9,990,849
Charge for the year	-	86,175	180	476,806	101,534	664,695
Relating to disposals	-	-	-	(76,956)	(405,466)	(482,422)
Exchange difference	-	(10,784)	(54)	(10,006)	-	(20,844)
At 31st March 2005	-	776,427	17,879	9,155,125	202,847	10,152,278
Net Book Value						
At 31st March 2005	3,150,000	5,549,756	539	1,176,085	468,759	10,345,139
At 31st March 2004	3,150,000	5,510,501	-	962,866	48,108	9,671,475

12 FIXED ASSETS (continued)

	Investment Properties £	Freehold Land and Buildings £	TOTAL £
Company			
Cost/Valuation			
At 1st April 2004 and at 31st March 2005	3,150,000	5,538,324	8,688,324
Depreciation			
At 1st April 2004	-	357,464	357,464
Charge for the year	-	71,715	71,715
At 31st March 2005	-	429,179	429,179
Net Book Value			
At 31st March 2005	3,150,000	5,109,145	8,259,145
At 31st March 2004	3,150,000	5,180,860	8,330,860

Investment Properties in both the Group and Company comprise £1,710,000 of freehold land and buildings and £1,440,000 of long leasehold property.
The historical cost and accumulated depreciation of freehold and long leasehold land and buildings included within investment properties at valuation is £2,791,505 and £627,109 respectively giving a net historical cost book value of £2,164,396. The properties were professionally valued by Fenn Wright Surveyors and Estate Agents on an existing use, open market basis at £3,150,000 as at 31st March 2003. The directors consider this valuation to still be appropriate as at 31st March 2005.

Intangible Assets	
Group	Goodwill £
Cost	
At 1st April 2004 and at 31st March 2005	4,683,073
Amortisation	
At 1st April 2004	1,170,768
Charge for the year	1,561,024
At 31st March 2005	2,731,792
Net Book Value	
At 31st March 2005	1,951,281
At 31st March 2004	3,512,305

The goodwill arising on the acquisition of Hyperstone AG is being written off over 36 months.

13 FIXED ASSET INVESTMENTS

	Group 2005 £	Group 2004 £	Company 2005 £	Company 2004 £
Cost of investment in subsidiary undertakings:				
At 1st April 2004	-	-	4,878,903	1,222,975
Additions	-	-	-	3,655,928
At 31st March 2005	-	-	4,878,903	4,878,903
Advances to subsidiary undertakings				
At 1st April 2004	-	-	2,261,987	410,097
(Reduction)/increase in advances	-	-	(722,430)	1,851,890
At 31st March 2005	-	-	1,539,557	2,261,987
Net Book Value				
At 31st March 2005	-	-	6,418,460	7,140,890

Details of the principal subsidiary undertakings of the Company are as follows:

Name	**Country of incorporation**	**Percentage held**		**Holding**
CML Microsystems Inc.	USA	100%	Trading in USA	Direct
CML Microcircuits (UK) Limited	England	100%	Trading in England	Direct
CML Microcircuits (USA) Inc.	USA	100%	Trading in USA	Indirect
Integrated Micro Systems Limited	England	100%	Trading in England	Direct
CML Microcircuits (Singapore) Pte Ltd	Singapore	100%	Trading in Singapore	Direct
Radio Data Technology Limited	England	100%	Trading in England	Direct
Applied Technology (UK) Limited	England	100%	Trading in England	Direct
Hyperstone AG	Germany	100%	Trading in Germany	Direct
Hyperstone Inc.	USA	100%	Trading in USA	Indirect

All of the above companies are involved in the design, manufacture and marketing of specialised electronic devices for use in the telecommunications, radio and data communications industries.

14 STOCKS

	Group 2005 £	Group 2004 £
Raw materials	1,138,584	611,518
Work in progress	206,332	788,060
Finished goods	378,190	384,683
	1,723,106	1,784,261

15 DEBTORS

	Group 2005 £	Group 2004 £	Company 2005 £	Company 2004 £
Amounts falling due within one year:				
Trade debtors	3,182,222	2,675,363	-	-
Other debtors	317,132	228,322	-	132
Corporation tax recoverable	439,734	424,605	-	-
Prepayments and accrued income	154,519	59,208	-	4,631
	4,093,607	3,387,498	-	4,763

16 CURRENT ASSET INVESTMENTS

	Group 2005 £	Group 2004 £	Company 2005 £	Company 2004 £
Bank and Certificates of Deposit	5,388,449	6,933,510	2,116,850	2,992,709

17 CREDITORS

Amounts falling due within one year:	Group 2005 £	Group 2004 £	Company 2005 £	Company 2004 £
Bank loans and overdrafts	4,377,499	4,545,721	4,377,499	4,377,499
Trade creditors	1,922,404	1,236,477	-	-
Dividends payable	1,562,501	1,554,143	1,562,501	1,554,143
Corporation tax	272,395	251,953	79,451	88,208
Other taxation and social security costs	493,409	456,566	95,335	96,109
Other creditors	1,033,607	1,148,095	75,993	77,021
Accruals and deferred income	636,967	291,755	13,999	52,399
	10,298,782	9,484,710	6,204,778	6,245,379

Included within bank loans and overdrafts is a bank loan of £4,377,499 (2004 - £4,377,499) which is secured by a first legal charge over a US dollar deposit amount of $4,000,000.

18 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Financial Instruments

The Group's financial instruments comprise cash balances, current asset investments and items such as trade debtors and trade creditors that arise directly from its operations.
Financial instruments such as investments in and advances to subsidiary undertakings and short term debtors and creditors have been excluded from the disclosures below.

The Group has little exposure to credit and cash flow risk. It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate/liquidity risk and foreign currency risk. The policies for managing these risks are summarised below and have been applied throughout the year.

Interest Rate/Liquidity Risk

Cash balances are placed so as to maximise interest earned while maintaining the liquidity requirements of the business. The directors regularly review the placing of cash balances.

The gross overdraft facility provided by the Group's principal bankers is £500,000 which is subject to renewal annually.

Foreign Currency Risk

The Group has overseas operations in Germany, the USA and Singapore. As a result, the Group's sterling balance sheet could be affected by movements in the Euro, US dollar and Singapore dollar to sterling exchange rates. The Group has no significant currency exposure generating gains or losses within the profit and loss account. Foreign currency assets and liabilities generate no gain or loss in the profit and loss account because they are denominated in the currency of the Group operation to which they belong. At 31st March 2005, the Group had net monetary assets denominated in foreign currencies of £4.663 million (2004 £3.135 million), approximately 49% (2004 69%) of which were denominated in US dollars.

Financial Assets

	Floating Rate 2005 £	Floating Rate 2004 £
Sterling	1,458,748	621,330
US Dollar	5,382,580	7,565,030
Singapore Dollar	21,781	16,315
Euro	1,585,603	210,434
	8,448,712	8,413,109

The floating rate assets consist of short term cash deposits. There were no fixed rate financial assets at either year-end. The fair value of the Group's financial assets are considered to be the same as this carrying value.

18 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Financial Liabilities

	Floating Rate 2005 £	Floating Rate 2004 £
Sterling	4,377,499	4,377,499
Euro	-	168,222
	4,377,499	4,545,721

The principal financial liabilities includes a bank loan denominated in sterling which bears interest at a rate of 0.375% above LIBOR and is repayable upon receipt of three months notice.

19 PROVISIONS FOR LIABILITIES AND CHARGES

Deferred taxation

Provision for deferred taxation is:	Group		Company	
	2005 £	2004 £	2005 £	2004 £
Accelerated capital allowances	790,325	667,085	762,625	722,428
Tax losses carried forward	(457,487)	(79,511)	(42,397)	-
Other timing differences	(27,918)	(3,000)	-	(1,500)
	(304,920)	584,574	720,228	720,928
At 1st April 2004	584,574	573,379	720,928	676,456
Deferred tax (credited)/charged in profit and loss account for year (note 7)	(279,654)	11,195	(700)	44,472
At 31st March 2005	304,920	584,574	720,228	720,928

Restructuring provision	Group		Company	
	2005 £	2004 £	2005 £	2004 £
1st April 2004	-	-	-	-
Provided for in year	420,000	-	-	-
At 31st March 2005	420,000	-	-	-

The above provision represents anticipated costs of expenditure that are expected to be incurred during the next financial year in closing down the group's operations in Rochester, Kent and relocating the business to the purpose-built facility in Maldon, Essex.

20 SHARE CAPITAL

	2005 £	2004 £
Authorised		
25,000,000 Ordinary shares of 5p each (2004 - 25,000,000 Ordinary shares of 5p each)	1,250,000	1,250,000
Issued		
14,880,962 Ordinary shares of 5p each (2004 - 14,801,362 Ordinary shares of 5p each)	744,048	740,068

During the year 19,925 Ordinary Shares of 5p each were issued for a total consideration of £46,681 as a result of employees exercising share options. Additionally 59,675 Ordinary Shares of 5p each were issued in satisfaction of Hyperstone AG employees exercising these rights over the Convertible Warrants which were converted on 2nd January 2005.

20 SHARE CAPITAL (continued)
Share options

On 28th July 1993 the Company approved at the Annual General Meeting a share option scheme with 1,835,000 Ordinary shares of 5p each available for issue. At 31st March 2005 options had been granted on 1,261,815 Ordinary shares of 5p each (2004 - 1,261,815 Ordinary shares of 5p each) from the scheme.
On the 2nd August 2000 the Company approved at the Annual General Meeting a second scheme, which was United Kingdom Inland Revenue Approved. This scheme was amended and re-approved at the Extraordinary General meeting held on 10th February 2004. At 31st March 2005 options had been granted on 791,555 Ordinary Shares of 5p each from the scheme (2004 - 791,555 Ordinary shares of 5p each).
Under the two schemes the Company has the authority to grant options over up to 10% of the issued share capital.
The number of shares over which options remained in force at the year end and their exercise period and price was:

	Ordinary Shares of 5p each	
	2005	2004
	No.	No.
From 26th June 2000 to 25th May 2004 at £1.47½	-	8,000
From 14th June 2003 to 13th May 2007 at £2.92½	245,035	258,205
From 18th March 2007 to 17th March 2011 at £3.35	533,820	545,820

21 OTHER SHAREHOLDERS' FUNDS

	Group		Company	
	2005	2004	2005	2004
Convertible warrants	£	£	£	£
At 1st April 2004	240,433	-	240,433	-
Issued in year	-	240,433	-	240,433
Converted in year	(120,203)	-	(120,203)	-
At 31st March 2005	120,230	240,433	120,230	240,433

As part of the consideration to acquire Hyperstone AG, 119,363 convertible warrants were issued and are convertible into the same amount of ordinary shares of 5p each in CML Microsystems Plc. 50% of the warrants were converted on 2nd January 2005 and the remainder are convertible on 2nd July 2006.

	Group		Company	
	2005	2004	2005	2004
	£	£	£	£
Share premium account				
At 1st April 2004	3,589,606	3,240,909	3,589,606	3,240,909
Issue of Ordinary shares of 5p each	162,904	348,697	162,904	348,697
At 31st March 2005	3,752,510	3,589,606	3,752,510	3,589,606
Capital redemption reserve				
At 1st April 2004 and 31st March 2005	254,730	254,730	254,730	254,730
Merger reserve				
At 1st April 2004 and 31st March 2005	-	-	315,800	315,800
Revaluation Reserve				
At 1st April 2004 and 31st March 2005	985,604	985,604	985,604	985,604

21 OTHER SHAREHOLDERS' FUNDS (continued)

	Group		Company	
	2005	2004	2005	2004
	£	£	£	£
Profit and loss account				
At 1st April 2004	10,881,709	14,228,082	5,527,905	2,360,886
Translation exchange difference	(62,765)	(1,017,390)	-	-
	10,818,944	13,210,692	5,527,905	2,360,886
Retained loss for the year	(1,169,183)	(2,328,983)	(1,640,268)	3,167,019
At 31st March 2005	9,649,761	10,881,709	3,887,637	5,527,905

At 31st March 2005, cumulative goodwill written off directly against Group reserves prior to the introduction of FRS 10 amounted to £545,726 (2004 - £545,726).

Reconciliation of movements in equity shareholders' funds

	Group		Company	
	2005	2004	2005	2004
	£	£	£	£
Total recognised gains and losses relating to the year	332,362	(1,792,230)	(75,958)	4,721,162
Dividends proposed	(1,564,310)	(1,554,143)	(1,564,310)	(1,554,143)
	(1,231,948)	(3,346,373)	(1,640,268)	3,167,019
New share capital subscribed	166,884	357,736	166,884	357,736
Convertible warrant shares (converted)/issued	(120,203)	240,433	(120,203)	240,433
Net (decrease)/increase in shareholders' funds	(1,185,267)	(2,748,204)	(1,593,587)	3,765,188
Opening shareholders' funds	16,692,150	19,440,354	11,654,146	7,888,958
Closing shareholders' funds	15,506,883	16,692,150	10,060,559	11,654,146

22 CAPITAL COMMITMENTS

Capital commitments which have been contracted for but for which no provision has been made in these financial statements are £nil (2004 - £nil).

23 CONTINGENT LIABILITIES

The Company has given guarantees to third parties amounting to £100,000 (2004 - £100,000).

24 OPERATING LEASE COMMITMENTS

At 31st March 2005 the Group was committed to make the following payments during the next year in respect of operating leases.

	Land and Buildings		Other	
	2005	2004	2005	2004
	£	£	£	£
Leases which expire within 1 year	129,413	32,220	-	3,600
Leases which expire within 2 to 5 years	140,214	90,100	109,645	138,612
Leases which expire after 5 years	34,635	34,635	-	-
	304,262	156,955	109,645	142,212

25 NOTES TO THE GROUP CASH FLOW STATEMENT

	2005 £	2004 £
Reconciliation of operating profit/(loss) to net cash flow from operating activities.		
Operating profit/(loss)	540,484	(983,747)
Depreciation	664,695	574,634
Goodwill amortisation	1,561,024	1,170,768
(Profit)/loss on sale of tangible fixed assets	(81,139)	4,261
Decrease/(increase) in stocks	61,155	(138,097)
(Increase)/decrease in debtors	(690,980)	1,265,999
Increase/(decrease) in creditors	953,494	(2,489,467)
Net cash inflow/(outflow) from operating activities	3,008,733	(595,649)

Reconciliation of net cash flow to movement in net funds.

	2005 £	2004 £
Increase/(decrease) in cash in the year	272,212	(456,717)
Cash inflow from increase in loans	-	(4,377,499)
Translation difference	(68,387)	(897,432)
Movement in funds in the year	203,825	(5,731,648)
Funds at 1st April 2004	3,867,388	9,599,036
Funds at 31st March 2005	4,071,213	3,867,388

Analysis of changes in funds:	Funds at 1st April 2004 £	Cashflow £	Exchange movement £	Funds at 31st March 2005 £
Cash at bank and in hand	1,479,599	1,593,658	(12,994)	3,060,263
Current asset investments	6,933,510	(1,489,668)	(55,393)	5,388,449
Bank overdrafts	(168,222)	168,222	-	-
	8,244,887	272,212	(68,387)	8,448,712
Loans due within one year	(4,377,499)	-	-	(4,377,499)
	3,867,388	272,212	(68,387)	4,071,213

26 LISTINGS

CML Microsystems Plc Ordinary shares are traded on the Official List of the London Stock Exchange.

27 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were formally approved by the Board of Directors on 20th June 2005.

Notice OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of CML Microsystems Plc will be held at Layer Marney Tower, Nr. Colchester, Essex, CO5 9US, on Wednesday 3rd August 2005 at 12.00 noon to transact the following business:

ORDINARY BUSINESS

Ordinary Resolutions

1 To receive and adopt the Company's financial statements and the reports of the directors and auditors for the year ended 31st March 2005.

2. To receive and approve the Directors' Remuneration Report for the year ended 31st March 2005.

3 To declare a dividend for the year ended 31st March 2005.

4 To re-elect R. J. Shashoua who retires from the Board by rotation.

5 To re-appoint Baker Tilly as auditors and authorise the directors to approve their remuneration.

SPECIAL BUSINESS

Ordinary Resolutions

To consider, and if thought fit, pass the following resolutions as Ordinary Resolutions:

1. To renew the authority as given in the general meeting on 27th August 1999 to the Company to make market purchases of the Ordinary shares of 5p each in the capital of the Company as follows:
   That the Company be and is hereby authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of the Ordinary shares of 5p each in the capital of the Company provided that:

(i) the maximum number of Ordinary shares hereby authorised to be acquired is 2,145,595 shares representing approximately 15% of the current issued share capital;

(ii) the minimum price which may be paid for such shares is the nominal value of 5p per share;

(iii) the maximum price which may be paid for such shares is, in respect of a share contracted to be purchased on any day, an amount equal to 105 per cent of the average price of business done, as derived from the London Stock Exchange Daily Official List for the ten business days immediately preceding the day on which the share is contracted to be purchased;

(iv) the authority hereby conferred shall expire on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) unless and to the extent that such authority is renewed or extended prior to or on such date and

(v) the Company may make a contract to purchase its own shares under the authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

2. That the directors be and they are hereby unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise generally any power of the Company to allot relevant securities, within the meaning of that Section, to a maximum nominal amount of £1,200,000. The authority conferred by this Resolution shall expire on the fifth anniversary of the passing of this Resolution, unless previously revoked or varied by the Company in general meeting.

Special Resolution

To consider, and if thought fit, pass the following resolution as a Special Resolution:

1. That subject to the passing of the Special Business Ordinary Resolution 2, the directors be given power under Section 95 of the Companies Act 1985 to allot equity securities (as defined in Section 94 of the Act) as if the pre-emption provisions of Section 89(1) of the Act did not apply to such allotment. The power shall be limited to the allotment of equity securities specified in Special Business Ordinary Resolution 2 up to an aggregate nominal amount of £35,750 (representing 715,000 Ordinary Shares, being 5% of the Company's issued share capital) and shall expire at the next Annual General Meeting of the Company or 3rd November 2006 (whichever is the sooner) unless any offer or agreement is made before expiry of this power, in which case the directors may allot securities pursuant to such offer or agreement as if the power granted by this resolution had not expired.

Oval Park
Langford, MALDON
Essex CM9 6WG

By order of the Board
N.G. Clark Secretary
20th June 2005

General Notes

1. A member who is entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not also be a member of the Company. A proxy card is enclosed.
2. It is proposed to pay the dividend, if approved, on 5th August 2005 to shareholders registered on 8th July 2005.
3. To be entitled to attend and vote at the Annual General Meeting (and for the purpose of determining the number of votes a member may cast), members must be entered on the Register of Members of the Company by close of business on 1st August 2005.

INFORMATION

CML Microsystems Plc Share Price - for year ended 31st March 2005


Mar 2005

FTSE 100 Index - for year ended 31st March 2005


Mar 2005

TechMark 100 Index - for year ended 31st March 2005


Mar 2005

ıancial Calendar

005	
rd August	Annual General Meeting
th August	Dividend payment date (subject to approval at Annual General Meeting)
0th September	Half-year end
2nd November	Anticipated date for Interim Results
006	
1st March	Year end
3th June	Anticipated date for preliminary announcement of Year-end 2006 Results

Contact Information

CML Microsystems Plc (Company Registered Number: 944010 England)
Oval Park
Langford
MALDON
Essex
CM9 6WG
England

Tel: +44 (0)1621 875500
Fax: +44 (0)1621 875606
e-mail: group@cmlmicroplc.com
Web: www.cmlmicroplc.com

CML Microsystems Plc

Oval Park - Langford - Maldon - Essex - CM9 6WG - England

Telephone +44 (0)1621 875500 - Facsimile +44 (0)1621 875606

e-mail: group@cmlmicroplc.com - http://www.cmlmicroplc.com